FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: July 11, 2005	Lewis N. Rose President and Chief Executive Officer

NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

World Series of Poker leader honed skills
using CryptoLogic-developed software
Norway’s Haakon Waerstad is an online poker player at Betfair.com

July 11, 2005 (Toronto, ON) – Going into Monday’s action, the leader at the World Series of Poker (WSOP) — the game’s premier event — was an Internet poker player who honed his skills using software developed by CryptoLogic, a leading software developer for the global Internet gaming market.

Haakon Waerstad of Oslo, Norway, was the chip leader going into today’s action in Las Vegas. Waerstad had an impressive chip count of $169,200, a lead of almost $13,000 over his closest competitor. He led an impressive list that includes a record number of Internet poker players competing at this year’s WSOP.

Waerstad qualified for the tournament through Betfair.com, a leading poker site that uses software developed by CryptoLogic and licensed by WagerLogic, the company’s software licensing subsidiary. Of the 102 players who qualified online at WagerLogic licensees’ sites, 35 were still in the tournament this morning.

“For an Internet poker player, leading the World Series of Poker is the dream of a lifetime,” said Andy Goetsch, CryptoLogic’s Vice President of Poker Software Development, himself a world-class player. “For CryptoLogic, this is an exciting validation of our investment in our Internet poker software. Whether it’s playing for fun or playing for real, players like Haakon Waerstad know that CryptoLogic software delivers the game you want, when you want it.”

Betfair launched its Internet poker site in 2004, following an agreement with WagerLogic. Since then, Betfair has become one of the world’s most popular Internet poker sites.

“At the World Series of Poker, you need the right cards, but you also need the right experience,” said A.J. Slivinski, WagerLogic’s Managing Director. “It’s clear that our software enables customers like Betfair to offer both the entertainment and the experience that turns Internet poker players into some of the best competitors in the world.”

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its company's gaming software and services to a blue-chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Dan Tisch, ext. 223/ dtich@argylerowland.com Karen Passmore, ext. 228/ kpassmore@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.